EXHIBIT 12
GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES

STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the year ended
(Unaudited) In millions	December 29, 2001	December 30, 2000		January 1, 2000
Fixed charges:
Total interest (including $11, $11, and $6 capitalized in 2001, 2000 and 1999, respectively)	$1,146	$664		$432
One-third of rent expense	68	54		37

Total fixed charges	1,214	718		469

Add:
(Loss) income before income taxes and extraordinary item	(295)	553		1,164
Interest capitalized	(11)	(11)		(6)

	(306)	542		1,158

Earnings for fixed charges	$908	$1,260		$1,627

Ratio of earnings to fixed charges	(a)	1.75	x	3.47	x

(a)	In fiscal 2001 fixed charges exceed earnings by $306 million